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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                        Marine Management Systems, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.002 per share
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                         (Title of Class of Securities)


                                   568278105
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                                 (CUSIP Number)


                               Michael P. Barney
                                470 West Avenue
                      Stamford, CT 06902     (203) 327-6404
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 10, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.                           13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Reliable Credit Association Employees Pension Plan, A/C #0116260

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


          00

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Oregon

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            300,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             Not applicable
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             300,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       Not applicable
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        300,000

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.79%

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  14   TYPE OF REPORTING PERSON*

       EP


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.   Security and Issuer.

          This statement relates to shares of the common stock, par value $.002 per share ("Common Stock"), of Marine Management Systems, Inc. (the "Company"), which are issuable upon conversion of the Company's Five-Year Senior Convertible Note (the "Convertible Note"), in the principal amount of $300,000, purchased by the reporting persons.

          The Convertible Note is convertible, at the rate of $1.00 face value of the Convertible Note for each share of Common Stock, by Reliable Credit Association Employees Pension Plan, A/C #0116260 up to 300,000 shares of the Common Stock (the "Conversion Shares"), subject to adjustments under certain circumstances, at any time and from time to time (i) after December 10, 1998, except sooner in the event that the Company shall consolidate with or merge into another corporation before such date, and (ii) prior to March 31, 2003 or upon receipt of payment in full of the principal amount of the Convertible Note and accrued interest thereon, whichever is earlier. For purposes of this
          Schedule 13D, such Conversion Shares are deemed to be beneficially owned by Reliable Credit Association Employees Pension Plan, A/C #0116260.

          The Convertible Note entitles its holder, prior to conversion of the Convertible Note, to vote that number of Conversion Shares to which the Convertible Note is convertible on the record date for such vote, with respect to all matters voted on by holders of the Company's Common Stock voting together as a single class.

          The principal executive offices of the Company are located at 470 West Avenue, Stamford, Connecticut 06902.

Item 2.   Identity and Background.

          This  Schedule  13D is being  filed  by  Reliable  Credit  Association
          Employees   Pension   Plan,   A/C   #0116260   (the  "Plan")  and  its
          Administrator, Irwin B. Holzman:

          (a)  Reliable Credit Association Employees Pension Plan, A/C #0116260

          (b)  c/o May Management,  Inc.,  4550 Kruse Way #345, Lake Oswego,  OR
               97035

          (c) An Employees Pension Plan organized under the laws of the State of Oregon.

          (d) During the last five (5) years, the Plan has not been convicted in any criminal proceeding.

          (e) During the last five (5) years, the Plan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding having become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The funds, in the aggregate amount of $300,000, used in purchasing the Convertible Note on July 10, 1998 originated from pension funds held in an Employees Pension Plan held in trust and invested in the ordinary course of the Plan's operations.

Item 4.   Purpose of Transaction.

          The Plan acquired the Convertible Note in a private transaction for investment purposes. The purpose of the Plan obtaining the right to vote the Conversion Shares, prior to conversion of the Convertible Note, is to enable the Plan to influence the outcome of matters that are subject to a vote of stockholders of the Company. Depending upon market conditions and other factors that the Plan may deem material to its investment decision, the Plan may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that it now owns or hereafter may acquire.

          The Company also has granted to the holders of five-year senior convertible notes acquired on July 10, 1998, of which the Plan constitutes 15% (collectively, "Purchasers"), the right to appoint a seventh (7th) member to the Company's six (6) member board of directors. Notwithstanding any such appointment, the Purchasers were given the option to designate an observer to the Company's board of directors.

          The Company also has granted to such Purchasers certain preemptive rights to preserve their respective Equity Percentage (defined herein below), pursuant to which the Purchasers may purchase, upon the same terms and conditions, that amount of any additional shares of Common Stock or security convertible into shares of Common Stock or any rights or options to purchase shares of Common Stock issued by the Company for consideration that includes cash and not to selling stockholders of the Company pursuant to a merger or acquisition transaction. For purposes of the transaction, "Equity Percentage" means that percentage equal to (1) the Conversion Shares (after giving effect to any adjustments) divided by (2) the Company's issued and outstanding Common Stock, on a fully diluted basis (inclusive of all outstanding securities of the Company convertible into shares of Common Stock and rights or options to purchase shares of the Company's Common Stock).

          Except as set forth in this Item 4, the Plan does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) The calculations in this Item are based upon 4,421,120 shares of Common Stock issued and outstanding as of June 9, 1998 (based upon the Company's Proxy Statement dated as of such date filed with the Securities and Exchange Commission). For purposes hereof, the Plan beneficially owns 300,000 Conversion Shares, issuable upon exercise of the Convertible Note, comprising 6.79% of the issued and outstanding shares of the Company's Common Stock. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

          (b) The Plan is the sole owner of the Convertible Note and, under the terms of such Convertible Note, has the sole power to vote its Conversion Shares prior to any conversion of the Convertible Note, based upon a 1:1 exchange of votes to the number of Conversion Shares into which the Convertible Note is convertible at the time of such vote). Upon the exercise of the Convertible Note, the Plan will also have the sole power to vote and dispose of all of the underlying Conversion Shares.

          (c) The Plan has not effected any transactions in shares of the Company's Common Stock or in any options or warrants to purchase such Common Stock in the past 60 days.

          (d) The Plan affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company's Common Stock beneficially owned by U.S. Bank.

          (e) It is inapplicable for the purposes herein to state the date on which the Plan ceased to be the owner of more than five percent (5%) of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth in Item 4, the Plan does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company. As noted in
          Item 4, the Company granted the Plan (i) the right to vote its Conversion Shares and (ii), in conjunction with the other Purchasers, the right to appoint the seventh (7th) of the Company's six (6) member board of directors and to purchase securities of the Company in order to maintain its Equity Percentage.

Item 7.   Materials to be Filed as Exhibits.

          1. Form of Senior Note Purchase Agreement, dated July 10, 1998, between the Company and U.S. Bank National Association, as Trustee for Reliable Credit Association Employees Pension Plan, A/C #0116260

          2.   Form of the Company's Five-Year Senior Convertible Note.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       Reliable Credit Association Employees
                                       Pension Plan, A/C #0116260


Dated July 22, 1998                    By: /s/ Irwin B. Holzman
                                           -----------------------------AES, A/F
                                           Name:    Irwin B. Holzman
                                           Title:   Administrator